Exhibit 13.3

ENERGY HUNTER RESOURCES ANNOUNCES THE APPOINTMENT OF VICTOR G. CARRILLO

TO THE COMPANY’S BOARD OF DIRECTORS

Dallas, TX – (PRNewswire) October 14, 2016 /PRNewswire/ -- Energy Hunter Resources, Inc., an oil-focused energy company headquartered in Dallas, Texas (www.energyhunter.energy), announced today the appointment of Victor G. Carrillo to the Company’s Board of Directors effective immediately. The appointment of Victor G. Carrillo to the Energy Hunter Resources’ Board marks the third independent director appointment to the Company’s Board.

Gary C. Evans, Chairman and CEO of Energy Hunter Resources said, “I am very pleased to announce the appointment of Victor G. Carrillo to our Board of Directors. Victor’s proven track record, combined with his wisdom as demonstrated in the past, will further strengthen the depth of our existing Board. Victor has served on numerous committees, commissions and boards during his distinguished career, including the Texas Railroad Commission, the Texas Energy Planning Council, the Interstate Oil and Gas Compact Commission and as the former Chairman of the West Texas Energy Consortium. In addition, Mr. Carrillo holds a JD from the University of Houston Law Center with an emphasis on environmental and oil and gas law.”

Evans continued, “The combined knowledge and insights gained through these experiences will help us strengthen and forge new relationships in the industry and assist in managing the increasingly complex regulatory environment within the oil and natural gas business today. Moreover, Victor’s background and experience in both the legal and public markets arena will provide additional bench strength to our experienced team of professionals as we move closer to our planned initial public offering in the coming weeks.”

Mr. Carrillo currently serves as the Chief Executive Officer of Zion Oil & Gas, Inc. (“Zion”) (NYSE: ZN), a publicly-traded company engaged in onshore oil and gas exploration in Israel. Mr. Carrillo has served as a director of Zion since September 2010, and served as President and Chief Operating Officer from October 2011 through June 2015. Carrillo served as a Director at Magnum Hunter Resources from 2011 through early 2016. From 2003 through 2010, Mr. Carrillo served as a statewide elected commissioner on the Texas Railroad Commission, overseeing the Texas oil and gas sector.

Currently, Mr. Carrillo serves on the Advisory Board of the Maguire Energy Institute at Southern Methodist University and on the board of directors of the Texas-Israel Chamber of Commerce. During his time of service on the Texas Railroad Commission, Mr. Carrillo served as Chairman of the Governor’s Texas Energy Planning Council, Chairman of the Outer Continental Shelf Advisory Committee to the U.S. Secretary of the Interior, and Vice Chairman of the Interstate Oil and Gas Compact Commission. In 2002, Victor was elected as County Judge for Taylor County, a post he held when Governor Rick Perry appointed him to the Texas Railroad Commission in February 2003. In 2004, he won his first statewide election with almost four million votes, securing a six-year term of office. Mr. Carrillo received a B.S. in geology from Hardin-Simmons University, an M.S. in geology from Baylor University, a Juris Doctorate with emphasis in both environmental and oil and gas law from the University of Houston Law Center and an honorary Doctorate from Hardin-Simmons University.

About Energy Hunter Resources, Inc.

Energy Hunter Resources, Inc. is an independent oil company headquartered in Dallas, Texas with a mission to own and operate properties within some of the most prolific resource plays in the United States. Initially focusing on the Eagle Ford Shale and Permian Basin, Energy Hunter’s aim is to create substantial shareholder value through a balanced program of acquisitions and low-risk development and exploitation opportunities utilizing horizontal drilling and fracture stimulation technology.

Legal Disclaimer

Energy Hunter Resources, Inc. may, in the future, undertake a public offering pursuant to Regulation A under the Securities Act. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.

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